American Family Life Insurance Company
6000 American Parkway
Madison, Wisconsin 53783-0001
Phone: (608) 249-2111, Ext. 31625
Fax: (866) 614-8147
Email: kgarci2@amfam.com
_________________________________________________________________________________________________________________

Krystle L. Garcia
Assistant General Counsel

April 14, 2022

Via EDGAR and E-mail

Mr. Michael Kosoff
Senior Special Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:         Variable Universal Life Insurance Policy Series I (“VUL Series I”)
American Family Variable Account I
 Post-Effective Amendment No. 28 to the Registration Statement on Form N-6
File No. 333-44956
Variable Universal Life Insurance Policy Series II (“VUL Series II”)
American Family Variable Account I
Post-Effective Amendment No. 18 to the Registration Statement on Form N-6
File No. 333-147408

Dear Mr. Kosoff:

On behalf of American Family Life Insurance Company (“American Family” or the “Company”) and on behalf of American Family Variable Account I (the “Account”), we are forwarding to you our responses to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) to outside counsel for the Company on April 1, 2022 on Post-Effective Amendment No. 28 and Post-Effective Amendment No. 18 (together, the “Amendments”) to the above-referenced Form N-6 Registration Statements (the “Registration Statements”) for VUL Series I and VUL Series II (the “Policies”).

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response. Unless indicated otherwise, each comment and accompanying response applies to the Amendments for both VUL Series I and VUL Series II. All page numbers refer to the Variable Universal Life Insurance Policy Series I prospectus.

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
April 14, 2022

Prospectus Cover Page
1.
Please modify the EDGAR contract identifier name to reflect the name on the cover page of the prospectus: Variable Universal Life Insurance Policy Series I. (This comment applies only to the VUL Series I Prospectus.)

Response: The Company has complied with the Commission Staff comment.

2.	Please clearly indicate in the first bolded paragraph that all material state variations are disclosed in this Prospectus.

Response: The Company has added the disclosure recommended by the Commission Staff stating that all material state variations are disclosed in this Prospectus.

Key Information Table (p. 8-10)
3.	In the “Fees and Expenses” section:

a.	In the “Charges for Early Withdrawals” row, please briefly mention the partial surrender processing fee in this section.

Response: The Company has added the disclosure recommended by the Commission Staff.

4.	In the “Risks” section:

a.	In the “Policy Lapse” row, please remove the last sentence of the second paragraph, which states, “See your Policy for further information.”

Response: The Company has removed the subject disclosure as requested by the Commission Staff.

Fee Table (p. 13-16)
5.	In the “Transaction Fees” section:

a.
In the “Partial Surrender Charge” row, please include the partial surrender charge percentage numbers in the “Maximum Guaranteed Charge” and “Current Charge” columns instead of referencing a proportion of the surrender charge.

Response: The Company has considered and respectfully declines to include the partial surrender charge percentage numbers in the “Maximum Guaranteed Charge” and “Current Charge” columns instead of referencing a proportion of the surrender charge.  A partial surrender charge percentage cannot be added because full policy surrender charges are not based off a yearly percentage schedule, and the partial surrender charge varies based on the partial surrender amount.

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
April 14, 2022

b.	In Footnote 7, please confirm supplementally that the reasonable fee will not exceed $25 dollars.

Response: The Company confirms that the illustration fee will not exceed $25 for each illustration after the first illustration requested in a Policy Year.

6.	In the “Periodic Charges (other than annual Portfolio fees and expenses)” section:

a.
In reference to Footnote 9, please consider removing footnotes describing the characteristics of the insureds to which minimum and maximum charges apply. This disclosure, and comparable disclosure in other footnotes, is not required by Form N‑6, and adds a substantial number of footnotes to the table.

Response: The Company has considered and respectfully declines to remove the footnotes describing the characteristics of the insureds to which minimum and maximum charges apply.

b.	In the “Accelerated Death Benefit Interest Charge” row:

i.	In the “When the Charge is Deducted” column, please clarify that this is an ongoing charge once insurance proceeds are paid.

Response: The Company has added clarifying disclosure as recommended by the Commission Staff.

ii.	In the “Maximum Guaranteed Charge” column, if possible, please disclose an absolute maximum charge.

Response: The Company has considered and respectfully declines to disclose an absolute maximum charge in the “Maximum Guaranteed Charge” column. Because the maximum charge may vary, there is no absolute maximum charge value that can be disclosed.

iii.	In the “Maximum Guaranteed Charge” column, please also identity the basis upon which the interest is charged (e.g., as a percentage of the accelerated death benefit payment).

Response: The Company has added the disclosure recommended by the Commission Staff.

Principal Risks of Investing in the Policy (p. 17-19)

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
April 14, 2022

7.	Please consider including a section for “Insurance Company Risks” and a risk indicating that the Policy is not a short-term investment.

Response: The Company has added the disclosure recommended by the Commission Staff stating that the Policy is not a short-term investment. The Company has considered and respectfully declines to include a new “Insurance Company Risks” section in the Prospectus. The Company does not view such risk as a principal risk of investing in the Policy.

Other Benefits Available Under the Policy (p. 46-47)
8.
In the “Accelerated Death Benefit Rider” row, in the “Brief Description of Restrictions/Limitations” column, please add disclosure that this benefit may reduce your death benefit by more than the amount of the accelerated payment.

Response: The Company has added the disclosure recommended by the Commission Staff.

Supplemental Benefits and Riders (p. 48-50)
9.	Under the “Accelerated Death Benefit Rider” section, please disclose the amount of interest assessed on the lien and provide a brief example of the benefit.

Response: The Company has added the disclosure recommended by the Commission Staff.

Appendix A: Portfolios Available Under the Policy (p. 55)
10.
In the “Current Expenses” column, please be sure to identify each portfolio company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions.

Response: The Company has considered and respectfully declines to include the added disclosure as no portfolio company is subject to an expense reimbursement or fee waiver arrangement.

11.	Please combine the columns for “Portfolio” and “Adviser/Subadviser” into one column.

Response:  The Company has combined the Portfolio and Adviser/Subadviser columns as requested by the Commission Staff.

*          *          *

Please do not hesitate to call the undersigned at (608) 242-4100 Ext. 31625, or our counsel Thomas Bisset at 202-383-0118 with any questions or comments concerning the foregoing responses. We greatly appreciate the Staff’s efforts in assisting American Family with these filings.

Mr. Michael Kosoff
U.S. Securities and Exchange Commission
April 14, 2022

Sincerely,
/s/ Krystle L. Garcia
Krystle L. Garcia
Assistant General Counsel

cc:  Mr. Thomas Bisset
       Ms. Alexandria Stith